SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No._____)

                             E-Z Serve Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    269329108
                                 --------------
                                 (CUSIP Number)

Tami E. Nason, Esq.                     COPY TO:       Christopher A. Klem, Esq.
Charlesbank Capital Partners, LLC                      Ropes & Gray
600 Atlantic Avenue                                    One International Place
Boston, MA  02210                                      Boston, MA  02110
(617) 969-5400                                         (617) 951-7410
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 1998
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                                Page 1 of 7 Pages

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 269329108   |                         |    Page 2 of 7 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Charlesbank Capital Partners, LLC                               |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  OO                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Massachusetts                                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   17,164,006 shares                                 |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   ----                                              |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   17,164,006 shares                                 |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   ----                                              |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        17,164,006 shares                                         |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        24.8%                                                     |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        OO                                                        |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

                              E-Z Serve Corporation
                              ---------------------


Item 1.  Security and Issuer.
         --------------------

        This statement relates to the shares of common stock, $.01 par value (the "Common Stock"), of E-Z Serve Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 2550 N. Loop West, Suite 600, Houston, Texas 77092.

Item 2.  Identity and Background.
         ------------------------

        This statement is filed by Charlesbank Capital Partners, LLC ("Charlesbank"), a Massachusetts limited liability company organized primarily for the purpose of acting as an investment manager to President and Fellows of Harvard College ("Harvard") and certain other entities. The principal executive offices of Charlesbank are located at 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts 02210.

        Charlesbank's activities are carried on from its offices located at 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts.

        Information relating to the managing members of Charlesbank is contained in Exhibit A attached hereto and incorporated herein by reference. All of the managing members of Charlesbank are citizens of the United States of America.

        None of Charlesbank or, to the best of Charlesbank's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Charlesbank nor, to the best of Charlesbank's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

        Beneficial ownership of the securities was acquired by Charlesbank pursuant to the Existing Assets Management Agreement, dated as of July 1, 1998, between Charlesbank, Harvard and certain individuals. Pursuant to the Existing Assets Management Agreement, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment in E-Z Serve Corporation disclosed herein.

Item 4.  Purpose of Transaction.
         -----------------------

        See response to Item 3 above.

        Charlesbank does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

        (a) Charlesbank is the beneficial owner of 16,434,406 shares of Common Stock and, solely for the purpose of Rule 13d-3(d)(1)(i), may be deemed to be the beneficial owner of an additional 729,600 shares of Common Stock for a total beneficial ownership of 17,164,006

                                Page 3 of 7 Pages
shares of Common Stock (approximately 24.8% of the shares of Common Stock based on the most recent filing of the Issuer with the SEC and including shares of Common Stock of the Issuer which Harvard and its have the right to acquire beneficial ownership of within 60 days).

        (b) Charlesbank has sole power to vote and sole power to dispose of such shares to which this Statement relates.

        (c) Not applicable.

        (d) Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of Common Stock of the Issuer beneficially owned by Charlesbank.

        (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to the Securities of the Issuer.
         --------------------------------

        Pursuant to the Existing Assets Management Agreement, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment in E-Z Serve Corporation disclosed herein. In such capacity, Charlesbank will furnish advice to Harvard regarding such investments; monitor such investments; furnish nominees for the boards of directors in connection with such investments; dispose of such investments; perform day-to-day investment and administrative operations, including management of such investments and distributions; and maintain the principal records with respect to such investments. In addition, Charlesbank will secure information regarding prospective investment opportunities for Harvard; recommend the purchase of certain securities and real property; and structure and negotiate investments on behalf of Harvard.

        As the investment manager, Charlesbank will be entitled to an incentive fee based on the cash receipts generated by the pool of investments of which E-Z Serve Corporation is a part.

        Harvard may terminate the Existing Assets Management Agreement at any time and for any reason upon thirty days' prior written notice to Charlesbank.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit A -- Information concerning Reporting Person's managing members.

                                Page 4 of 7 Pages

                                    Signature
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 1998

CHARLESBANK CAPITAL PARTNERS, LLC



By: /s/ Tami E. Nason
    -----------------------------
    Name:  Tami E. Nason
    Title: Vice President, Legal




                                Page 5 of 7 Pages

EXHIBIT INDEX


                                                                  Page Number In
Exhibit                                                           Sequentially
Number            Description                                     Numbered Copy
------            -----------                                     --------------
A                 Information Concerning Reporting                      7
                  Person's Managing Members





                                Page 6 of 7 Pages

                                    EXHIBIT A
                                    ---------

                                Managing Members
                                ----------------

         The names of the managing members and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the managing member's business address is c/o Charlesbank Capital Partners, LLC, 600 Atlantic Avenue, 26th Floor, Boston, Massachusetts 02210.


Managing Members of Charlesbank Capital Partners, LLC
-----------------------------------------------------

                                    Present Principal
    Name                            Occupation
-----------                         -----------------

Michael R. Eisenson                 President and Chief Executive Officer

Kim G. Davis                        Managing Director

William P. Douglas                  Managing Director

Tim R. Palmer                       Managing Director

Mark A. Rosen                       Managing Director

Michael Thonis                      Chief Financial Officer

Charles F. Wu                       Managing Director


                                Page 7 of 7 Pages